Caledonia Mining 2011 Second Quarter and Half Year Results

and Management Conference Call

Toronto, Ontario – August 12, 2011: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its second quarter and half year 2011 operating and financial results.

The financial results below are reported in Canadian dollars, except where otherwise stated.

Second Quarter 2011 Highlights:

•

Gold produced at the Blanket Mine in Zimbabwe in the quarter was 8,226 ounces, 141% higher than the 3,408 ounces of gold produced in 2nd quarter of 2010.

•

Gold production increased by 12% from the 7,322 ounces produced in the preceding quarter.

•

The average price per ounce of gold sold in the 2nd quarter of 2011 was US$1,512 compared to US$1,192 in the 2nd quarter of 2010.

•

Gross Profit (i.e. before depreciation, amortization and administrative expenses) was $6,226,000, over 300% higher than the $1,534,000 achieved in the 2nd quarter of 2010.

•

Caledonia recorded net profit before tax of $3,836,000, over 800% higher than the $413,000 achieved in the 2nd quarter of 2010.

•

Average gold recovery increased to 92.9% from 92.2% in the first quarter 2011, reflecting the recent investment in the milling and Carbon-in-Leach (“CIL”) circuits.

•

Cash operating costs at the Blanket Mine in the quarter were US$585 per ounce of gold produced, compared to US$648 per ounce in the 1st quarter of 2011 and US$816 per ounce in the 2nd quarter of 2010.

•

Blanket made payments in the quarter totalling US$3,307,000 (Q1 2011, US$1,442,000) in respect of direct and indirect taxes, royalties, licence fees and other payments to the Government of Zimbabwe.

•

At June 30, 2011 the Corporation had gross cash and cash equivalents of $5,033,000 (March 31, 2011 $2,217,000).

•

The drilling program at the Nama base metals project in Zambia commenced in March 2011 to identify typical copper-belt type mineralization.  This program continues and the results are expected in the 4th quarter of 2011.

Commenting on the results, Stefan Hayden, President and CEO, said: “Caledonia has had a very strong performance for the second quarter and first half of 2011. The further increase in production coupled with the strength in the gold price and a continued reduction in Blanket’s operating costs has resulted in a substantial improvement in Caledonia’s profitability and cash generation.

We have made significant progress in addressing the remaining production constraints which, once solved, should enable us to reach our target of 10,000 ounces per quarter.  The new raise bored ore pass became fully operational at the end of July and has substantially improved the efficiency of the underground operations and reduced ore handling costs.

The 10 MVA standby electrical generating system was commissioned at the end of May and Blanket can now maintain full operations during any interruption to the normal power supply.  Electricity supply was reasonably stable during the quarter but, as anticipated, Blanket experienced several interruptions and the standby generators operated as designed for approximately 51 hours during the second quarter.

The installation of a second new gyratory crusher, a new triple-deck screen and the commissioning of the standby generators required a five day planned interruption in production during the second quarter.  The new crushers and screen are operating well and have contributed to the improved recovery and reduced costs.

Production for the quarter was also impacted by the raise boring of a ventilation raise, a shortage of spare parts for key items of equipment, and the need to remediate some sections of the underground haulages to allow for increased shunting speeds.  The historic lack of investment over the past years due to the shortage of funding, which is common to virtually all mines in Zimbabwe, contributed to an increased incidence of equipment breakdowns at the higher production levels which are now being achieved.  This will be an area of focus for Management for the second half of the year.  It is now anticipated that Blanket will achieve its target production level of 40,000 ounces per annum by the start of the fourth quarter of 2011.

Caledonia submitted an indigenization proposal on May 9, 2011 and awaits a formal response from the Minister.  Caledonia continues to work closely with, amongst others, the Chamber of Mines Zimbabwe (the “Chamber”) regarding the continued engagement between the Chamber and the Minister in respect of the indigenisation of the mining sector.

During the second quarter Blanket made payments of approximately US$3.3 million to the Government of Zimbabwe in respect of direct and indirect taxation, royalties, licence fees etc.  I hope that payments of this magnitude will address the widespread misconception in Zimbabwe that mining companies do not pay tax.

The initial drilling program on the Konkola West area of the Nama base metals project in Zambia commenced during March 2011 to identify whether typical copper-belt type mineralisation, which is the primary type of mineralisation found in Zambian copper and cobalt deposits, exists similar to that on the adjacent property to the east of the Nama Licence Area. At the end of the second quarter, 2 holes had been drilled and the drill rig was being moved to the 3rd hole.  This drilling program is expected to be completed by early in the fourth quarter 2011 and the final assay results received thereafter. The conclusions arising from this program will be made available once management has received and evaluated all of the results.  This is anticipated to be during the fourth quarter of 2011.”

Caledonia Management will host a conference call starting at 1000 (EDT) on August 15, 2011.  Please dial-in 10 minutes beforehand and quote the conference ID number: 837504#.

	Toll-Free Number*	Toll Number
Canada	+ 1 866 561 8617	+1 416 915 9520
USA	+ 1 866 928 6049	+1 631 510 7490
UK	+44 800 368 1950	+44 (0)20 3140 0668
International		+44 (0)20 3140 0668

*If you are calling from a mobile phone your provider may charge you when connected to the toll-free numbers.

Financial Highlights

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30		For the 6 months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Revenue	11,990	4,154	23,216	8,614
Royalty	(593)	(147)	(1,048)	(292)
Production costs	(5,171)	(2,473)	(10,121)	(5,755)
Amortization	(633)	(575)	(1,206)	(1,160)
Gross profit	5,593	959	10,841	1,407
Administrative expenses	(1,733)	(469)	(2,679)	(895)
Share-based payment	-	-	(1,102)	-
Results from operating activities	3,860	490	7,060	512
Finance income	-	63	-	162
Finance expense	(24)	(140)	(179)	(154)
Profit before income tax	3,836	413	6,881	520
Income tax expense	(962)	(2)	(2,112)	(2)
Profit for the period	2,874	411	4,769	518
Profit/(loss) on foreign currency translation	(361)	575	(1,075)	(101)
Total comprehensive income for the period	2,513	986	3,694	417
Earnings per share (cents)
Basic	0.58	0.08	0.96	0.10
Diluted	0.54	0.08	0.88	0.10
Weighted average number of common shares outstanding (thousand)
Basic	500,313	500,169	500,241	500,169
Diluted	542,853	500,169	542,781	500,169

Condensed consolidated statements of financial position (unaudited)
(In thousands of Canadian dollars)
As at	June 30,	December 31,
	2011	2010
	$	$
Total non-current assets	31,382	28,348
Inventories	2,826	2,620
Prepayments	89	93
Trade and other receivables	4,028	2,314
Cash and cash equivalents	5,033	1,145
Total assets	43,358	34,520
Total non-current liabilities	7,995	7,070
Trade and other payables	5,287	3,882
Bank overdraft	2,421	747
Total liabilities	15,703	11,699
Capital and reserves	27,655	22,821
Total equity and liabilities	43,358	34,520

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 6 months ended June 30
	2011	2010
	$	$
Cash flows from operating activities
Profit for the period	4,769	518
Adjustments for:
Reconcile net cash from operations	4,580	957
Changes in non-cash working capital	(512)	139
Income tax paid	(1,312)	(2)
Net cash from operating activities	7,525	1,612

Cash flows from investing activities
Property, plant and equipment additions	(5,171)	(3,438)
Sale of investment	-	51
Net cash used in investing activities	(5,171)	(3,387)

Cash flows from financing activities
Bank overdraft increase	1,675	1,766
Finance expense	(179)	(154)
Finance income	-	162
Shares issued	38	-
Net cash from (used in) financing activities	1,534	1,774

Net increase in cash and cash equivalents	3,888	(1)
Cash and cash equivalents at beginning of period	1,145	1,623
Cash and cash equivalents at end of period	5,033	1,622

For more information, please contact:

Caledonia Mining	Buck Bias
Mark Learmonth	Alex Buck
Tel: + 27 11 447 2499	Tel + 44 7932 740 452
marklearmonth@caledoniamining.com

Collins Stewart Europe Limited	Renmark Financial Communications Inc
John Prior/Sebastian Jones Tel: + 44 20 7523 8350	John Boidman: jboidman@renmarkfinancial.com
Dustin Buenaventura: dbuenaventura@renmarkfinancial.com
Tel: +1 514 939 3989 or +1 416 644 2020
www.renmarkfinancial.com

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com